NOL

RECEIVED
2007 JUL -3 A 8:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 June 2007

07024863

SUPPL

<u>By Courier</u>

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to its intention to order eight high-speed 10,000 TEU Container Ships. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

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O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 28Jun07.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Jun-2007 12:35:44
Announcement No.	00020

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL To Order Eight High-Speed 10,000 TEU Container Ships
Description	Pursuant to Rule 703 of the SGX Listing Manual, attached is NOL's announcement on the above subject.
Attachments:	NOL_To_Order_Eight_High-Speed_10000_TEU_Container_Ships_28Jun07.pdf Total size = **26K** (2048K size limit recommended)

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NOL

FOR IMMEDIATE RELEASE

NOL to order eight high-speed 10,000 TEU container ships

New tonnage will enhance APL's container shipping service offering

Singapore, 28 June 2007 – Global transportation and logistics group Neptune Orient Lines (NOL) today announced that it intends to invest in eight large, high-speed container ships worth a total of approximately US$1 billion, subject to the satisfactory completion of contractual terms and documentation.

Each ship will have a capacity of 10,000 TEU (twenty-foot equivalent unit) and a design speed of more than 26 knots.

The vessels will be built in South Korea and will be delivered during 2011. The company intends to deploy the vessels in APL's Asia-Europe trade.

-ENDS-

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high-quality intermodal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Website: www.nol.com.sg

Media Enquiries:

Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

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